Exhibit 99.3

FORMULA SYSTEMS (1985) LTD.

PROXY FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 9, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Bernstein and Asaf Berenstin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 9, 2015, at the 2015 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, on Wednesday, December 9, 2015 at 10:00 a.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

December 9, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS BELOW

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

If you believe that you are a controlling shareholder or you, or a related party of yours possesses a personal interest and you wish to participate in the vote on proposals 4 and 5, you should contact our Chief Financial Officer, Asaf Berenstin, at +972-3-538-9487 or ir@formula.co.il who will advise you as to how to submit your vote for that proposal.			FOR	AGAINST	ABSTAIN
		1. To re-elect Mr. Marek Panek to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders.	□	□	□
		2. To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders.	□	□	□
		3. To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders.	□	□	□
		4. To re-elect Ms. Iris Yahal to our Company’s Board of Directors as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.	□	□	□
		5. To re-elect Mr. Eli Zamir to our Company’s Board of Directors as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law.	□	□	□
		6. To approve the renewal of the directors and officers insurance policy for the directors and officers of our Company and our subsidiaries and affiliates.	□	□	□
		7. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.	□	□	□
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□	By filling out and returning this proxy card with respect to Proposals 4 and 5 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it is not a Controlling Shareholder and does not possess a Personal Interest (each as defined in the Israeli Companies Law, 5759-1999) with respect to the subject matter of such proposal. If you are a Controlling Shareholder or possess a Personal Interest or believe that you are a Controlling Shareholder or possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.